SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement

Pursuant to Section 14(D)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

CASCAL N.V.

(Name of Subject Company (Issuer))

SEMBCORP UTILITIES PTE LTD.

(Name of Filing Person(s) (Offeror))

a wholly-owned subsidiary of

SEMBCORP INDUSTRIES LTD.

(Name of Filing Persons (Other Persons))

Common Stock, €0.50 par value

(Title of Class of Securities)

N1842P109

(CUSIP Number of class of securities)

Sembcorp Industries Ltd.

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name, Address and Telephone No. of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$206,424,065.25	US$14,718.04

*	For purposes of calculating the fee only. Based on the offer to purchase all of the issued and outstanding shares of common stock of Cascal N.V. at a cash purchase price of US$6.75 per share. According to Cascal’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010, as of December 31, 2009, 30,581,343 shares of common stock were issued and outstanding. The amount of the filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934 as amended.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: US$14,718.04	Filing Parties: Sembcorp Utilities Pte Ltd. / Sembcorp Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: May 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Sembcorp Utilities Pte Ltd. (“Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly-owned subsidiary of Sembcorp Industries Ltd. (“Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange. The Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding common shares, par value €.50 per share (the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash, without interest (subject to any applicable withholding taxes) (that price, or any other price per Share as may be paid in the Offer, is referred to in that document as the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal filed as exhibits thereto and incorporated therein by reference (which together, and as they may be amended from time to time, constitute the “Offer”).

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented as follows:

Items 1 through 9; Item 11.

1.	The first and second bullet points on page 7 of the Offer to Purchase under “Summary Term Sheet – WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY” are amended and restated as follows:

“•	If we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company, our current intent is to seek to acquire the remaining outstanding Minority Shares (as defined in Section 11 of this Offer to Purchase) of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, upon the consummation of which the Company will no longer be publicly owned.

•	If we acquire less than 95% of the nominal value of the issued and outstanding share capital of the Company, if we purchase all the Shares tendered in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.”

2.	The first bullet point on page 8 of the Offer to Purchase under “Summary Term Sheet – WHAT WILL HAPPEN TO ANY SHARES REMAINING AFTER THE OFFER” is amended and restated as follows:

“•	We are seeking to acquire 100% of the Shares of the Company in the Offer. However, there may be Shares that remain outstanding following completion of the Offer. As indicated above, if we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company, our current intent is to seek to acquire the remaining outstanding Minority Shares of the Company in accordance with Takeover Squeeze-Out Proceedings or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available. The Squeeze-Out Price (as defined in Section 11 of this Offer to Purchase) would be determined by the Dutch Court (as defined in Section 11 of this Offer to Purchase). The Dutch Court may appoint one or three experts to advise it on the value of the Minority Shares and the Squeeze-Out Price. In Takeover Squeeze-Out Proceedings, the consideration offered in a public tender offer is presumed fair if 90% or more of the shares of the company were acquired by the offeror in the public tender offer. Takeover Squeeze-Out proceedings must be initiated within three months after the initial offer period has expired. In Ordinary Squeeze-Out Proceedings following a public tender offer such as this, it is not uncommon for the Dutch Court to set the Squeeze-Out Price at an amount equal to the price offered in the public tender offer. However, the Dutch Court may also set a higher or lower price. See Section 11 of this Offer to Purchase for more information.”

3.	The first bullet point on page 8 of the Offer to Purchase under “Summary Term Sheet – IF I DECIDE NOT TO TENDER MY SHARES, HOW WILL THE OFFER AFFECT MY SHARES” is amended and restated as follows:

“•	If you decide not to tender your Shares in the Offer and we acquire 95% or more of the nominal value of the issued outstanding share capital of the Company and initiate Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, as described above, such actions would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.”

4.	The first paragraph on page 32 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements” is amended and restated as follows:

“During March 2010, representatives of Sembcorp, Biwater and their respective financial advisors negotiated the structure of the tender offer and the offer price. As previously indicated, in the Irrevocable Undertaking, Sembcorp had offered US$6.75 per Share, subject to the 80% Condition being achieved. Biwater communicated to Sembcorp that it wanted greater certainty that the tender offer would be consummated and its Shares purchased, and therefore opposed the offer being subject to the 80% Condition. Sembcorp countered that it would be willing to consider dropping the 80% Condition but would then offer a lower price per Shares and proposed US$6.25 per Share. Biwater counter proposed US$6.50 per Share and the parties subsequently agreed on US$6.40 per Share, with the offer not being subject to the 80% Condition, but Biwater further negotiated for the offer price to be increased to US$6.75 per Share if the 80% Condition was met, which Sembcorp agreed to. Sembcorp, Biwater and their respective legal and financial advisors negotiated the structure of the two-tiered offer in further detail. Sembcorp’s legal advisor proposed the following structure. If less than 80% of the outstanding shares were tendered and not withdrawn in the offer, Sembcorp would pay to all stockholders an offer price of US$6.40 and if at least 80% of the outstanding shares are tendered and not withdrawn, Sembcorp would pay to all stockholders an offer price of US$6.75. If the 80% threshold was reached at the expiration of the initial offer period, Sembcorp would have a subsequent offering period of at least ten business days with the offer price of US$6.75. If the 80% threshold was not reached at the expiration of the initial offer period, Sembcorp may have a subsequent offering period of at least three business days with the offer price of US$6.40. If the 80% threshold is reached during the subsequent offering period, Sembcorp would extend the subsequent offering period until at least ten business days after it announced that the 80% threshold had been reached during which time the price paid to tendering stockholders will be US$6.75. The parties then discussed an alternative structure whereby the offer would initially start out at US$6.40 per Share, subject to the Minimum Condition, and if the 80% Condition was reached, the offer price would be increased to $6.75 per Share and the offer would be extended for an additional ten business days. However, after further discussions, the parties determined that this structure was more cumbersome and would likely delay the closing of the offer, so they reached agreement on the final offer structure whereby the offer would initially start out at US$6.75 per Share, subject to the 80% Condition, and if the 80% Condition was not reached at the expiration of the offer, but the Minimum Condition was, the offer price would be decreased to $6.40 per Share and the offer would be extended an additional ten business days.”

5.	The following paragraphs are added immediately after the penultimate paragraph on page 35 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements”:

“On June 6, 2010, Sembcorp joined the application filed by Biwater with the Enterprise Chamber of the Amsterdam Court of Appeals, as an interested party.

On June 7, 2010, a shareholder of the Company commenced litigation against Purchaser in the United States District Court for the Southern District of New York, alleging that Purchaser failed to disclose material information in the Offer to Purchase filed on May 21, 2010, in violation of Section 14(e) of the Exchange Act. The shareholder seeks to act on behalf of all other persons who held the Company’s shares on May 21, 2010, the date the Offer was launched.

On June 10, 2010, the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was held.

On June 16, 2010, the Enterprise Chamber of the Amsterdam Court of Appeals rendered its decision on the various matters pending before it and found in favor of Biwater and Sembcorp on all counts and rejected all of the Company’s requests for interim relief. Since the Company’s lawyers told the Enterprise Chamber of the Amsterdam Court of Appeals at the hearing that no Dilutive Issuance would be made if the Court should find against the Company, the Enterprise Chamber of the Amsterdam Court of Appeals made no restraining order to that effect in its decision.”

6.	The discussion on Ordinary Squeeze-Out Proceedings and Takeover Squeeze-Out Proceedings on pages 45-46 of the Offer to Purchase under “Purpose of the Offer; Plans for the Company” is amended and restated as follows:

“Takeover Squeeze-Out Proceedings. If Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company at or following the completion of the Offer to Purchase, its current intent is to seek to initiate a squeeze-out in order to acquire the Shares not tendered in the Offer (the “Minority Shares”) in accordance with the EU Takeover Directive (2004/25/EC) (“Takeover Squeeze-Out Proceedings”). The EU Takeover Directive provides that Purchaser may initiate Takeover Squeeze-Out Proceedings against the minority stockholders within three months of the expiration of the initial offer period, as extended by Purchaser. Purchaser will be entitled to commence Takeover Squeeze-Out Proceedings, and intends to commence Takeover Squeeze-Out Proceedings, if it has acquired 95% of a single class of the Company’s Shares, even if in aggregate it holds less than 95% of the total issued share capital (and less than 95% of the voting rights) of the Company with respect to the remaining stockholders holding the same class of Shares. In Takeover Squeeze-Out Proceedings, the holders of Minority Shares may not receive the same consideration that Stockholders received in the Offer. Instead, the price to be paid for the Minority Shares in the Takeover Squeeze-Out Proceedings would be paid in cash, in an amount determined by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”). In Takeover Squeeze-Out Proceedings, Dutch law provides for a presumption that the consideration offered in a public tender offer is a fair consideration to be paid to minority shareholders in such circumstances (the “Squeeze-Out Price”) if 90% or more of the shares of the company were acquired by the offeror pursuant to the tender offer, and the Takeover Squeeze-Out Proceedings are initiated within three months of the expiration of the initial offer period, as extended. The Dutch Court may appoint one or three experts for advice on the fairness of the Squeeze-Out Price and may set the Squeeze-Out Price at a higher or lower price than the Offer Price. The Takeover Squeeze-Out Proceedings would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.

Ordinary Squeeze-Out Proceedings. While it is Purchaser’s current intent to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings available under the Dutch Civil Code, as described above, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company and Takeover Squeeze-Out Proceedings are not available to Purchaser, Purchaser’s current intent is to seek to initiate a squeeze-out in order to acquire the Minority Shares pursuant to Section 2:92a of the

Dutch Civil Code, which contains a procedure for the compulsory acquisition of shares owned by minority stockholders of a “naamloze vennootschap” or “N.V.”, a limited liability company such as the Company. Under Section 2:92a of the Dutch Civil Code, as soon as Purchaser and its affiliates, other than the Company, hold for their own account at least 95% or more of the nominal value of the issued outstanding share capital of the Company, Purchaser and such affiliates may institute proceedings against the minority stockholders, in accordance with Section 2:92a of the Dutch Civil Code, in order to secure the Minority Shares in the Company from those minority stockholders (an “Ordinary Squeeze-Out Proceeding”). Under Section 2:92a of the Dutch Civil Code, an Ordinary Squeeze-Out Proceeding may be initiated at any time upon fulfillment of the 95% ownership condition. An Ordinary Squeeze-Out Proceeding is instituted by means of a writ of summons served upon each of the minority stockholders in accordance with the provisions of the Dutch Code of Civil Procedure. Ordinary Squeeze-Out Proceedings are held before the Dutch Court.

The Dutch Court determines the Squeeze-Out Price and may also appoint one or three experts to advise it on the value of the Minority Shares. In Ordinary Squeeze-Out Proceedings following a public tender offer such as this, it is not uncommon for the Dutch Court to set the Squeeze-Out Price for the Minority Shares at an amount equal to the Offer Price. However, the Dutch Court may also set a higher or lower Squeeze-Out Price. If the Dutch Court sets the Squeeze-Out Price to be paid for the Minority Shares, such Squeeze-Out Price shall be increased by the statutory interest rate applicable in The Netherlands (at present 3% per annum) for the period from the date the Squeeze-Out Price is determined by the Dutch Court to the date of payment of the Squeeze-Out Price to the minority stockholders. However, any dividends or other distributions made by the Company to its stockholders during that period will be deemed to be partial payments towards the Squeeze-Out Price.

The minority stockholders will only be required to transfer their Minority Shares, against payment of the Squeeze-Out Price upon an immediately enforceable court order. Purchaser will notify the minority stockholders of the date and place of payment for the Minority Shares and the Squeeze-Out Price to be paid for the Minority Shares by notification sent directly to the minority stockholders whose addresses are known and by means of an advertisement in a national daily newspaper in The Netherlands. Purchaser may also pay the Squeeze-Out Price for the Minority Shares, inclusive of interest accrued thereon, into escrow to the State of The Netherlands. By payment of the Squeeze-Out Price into a consignment account with the Ministry of Finance (“Escrow”), Purchaser will become the holder of the Minority Shares by operation of law subject to the same notice obligations to the minority stockholders as set forth above. Any encumbrances on any Minority Shares for which payment into Escrow has been made will be released from such Minority Shares and will transfer to the funds paid for such Minority Shares. At such time, the minority stockholders would cease to have any rights in their Minority Shares, including with respect to voting thereof. Their only right will be the right to receive payment therefor. The Ordinary Squeeze-Out Proceedings would require court proceedings and possible expert valuation and accordingly, the receipt of funds could be substantially delayed, and the Squeeze-Out Price could be more or less than the Offer Price.

In addition to Takeover Squeeze-Out Proceedings and Ordinary Squeeze-Out Proceedings, subject to and in accordance with applicable laws, Purchaser or an affiliate of Purchaser may, concurrently with or as soon as possible after the consummation of the Offer, also implement other restructuring measures to pursue further integration transactions of the Company into Purchaser’s corporate structure, which may include, without limitation, (i) the sale and transfer by the Company or any of its subsidiaries of all or part of the assets of the Company or any of its subsidiaries to Purchaser or any affiliates of Purchaser and (ii) the consummation by the Company and one or more Dutch subsidiaries of Purchaser of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code, as described below.

Following the consummation or termination of the Offer, subject to and in accordance with applicable laws, Purchaser or an affiliate of Purchaser may, from time to time, seek to acquire additional Shares by causing the Company to issue Shares in exchange for property or cash consideration or through open market purchases, privately negotiated transactions, a tender offer or exchange offer, or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price paid in the Offer.”

7.	The first full paragraph on page 48 of the Offer to Purchase under “Purpose of the Offer; Plans for the Company” is amended and restated as follows:

“Appraisal Rights. Under Dutch law or otherwise, holders of the Company’s Shares are not entitled to appraisal rights with respect to the Offer. However, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, its current intent is to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, as described above.”

8.	The second full paragraph on page 48 of the Offer to Purchase under “Purpose of the Offer; Plans for the Company” is amended and restated as follows:

“While it is Purchaser’s current intent to seek to acquire the remaining issued and outstanding Shares of the Company in accordance with Takeover Squeeze-Out Proceedings, or Ordinary Squeeze-Out Proceedings, if such Takeover Squeeze-Out Proceedings are not available, if Purchaser acquires 95% or more of the nominal value of the issued outstanding share capital of the Company, there can be no assurance, however, that Purchaser will undertake any of the actions described above or that stockholders who do not tender their Shares pursuant to the Offer will receive any consideration for their Shares from Purchaser at any subsequent time.”

9.	The following paragraphs are added immediately after the last paragraph on page 53 of the Offer to Purchase under “Certain Legal Matters - Litigation”:

“On June 6, 2010, Sembcorp joined the application filed by Biwater with the Enterprise Chamber of the Amsterdam Court of Appeals, as an interested party.

On June 7, 2010, a shareholder of the Company commenced litigation against Purchaser in the United States District Court for the Southern District of New York, alleging that Purchaser failed to disclose material information in the Offer to Purchase filed on May 21, 2010, in violation of Section 14(e) of the Exchange Act. The shareholder seeks to act on behalf of all other persons who held the Company’s shares on May 21, 2010, the date the Offer was launched.

On June 10, 2010, the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals was held.

On June 16, 2010, the Enterprise Chamber of the Amsterdam Court of Appeals rendered its decision on the various matters pending before it and found in favor of Biwater and Sembcorp on all counts and rejected all of the Company’s requests for interim relief. Since the Company’s lawyers told the Enterprise Chamber of the Amsterdam Court of Appeals at the hearing that no Dilutive Issuance would be made if the Court should find against the Company, the Enterprise Chamber of the Amsterdam Court of Appeals made no restraining order to that effect in its decision.”

The information contained in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, except as set forth above or below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(47)	Complaint filed on June 7, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481

(a)(48)	Alan G. Stevens’ Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(49)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(50)	Alan G. Stevens’ Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(51)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(52)	Declaration of Mark S. Reich in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(53)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 17, 2010.

(d)(32)	Complaint filed on June 7, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd, 10 CV 4481.

(d)(33)	Alan G. Stevens’ Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(34)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(35)	Alan G. Stevens’ Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(36)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(37)	Declaration of Mark S. Reich in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2010.

SEMBCORP UTILITIES PTE LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A, Sembcorp Industries Ltd.

SEMBCORP INDUSTRIES LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, GROUP CORPORATE FINANCE AND M&A

EXHIBIT INDEX

Exhibit No.

(a)(1)	Offer to Purchase, dated May 21, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on May 21, 2010.*

(a)(8)	Form of Deed of Transfer (for holders of Dutch Registered Shares).*

(a)(9)	Press Release issued by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(10)	Investor Presentation filed by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(11)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(12)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 4, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(13)	Letter from Sembcorp Industries Ltd. to the Editor of The Business Times in Response to Hock Lock Siew Commentary, dated May 10, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 10, 2010).*

(a)(14)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(15)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(16)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 12, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(17)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(a)(18)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(19)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(20)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(21)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(22)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(23)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(24)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(25)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(26)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(27)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(28)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(29)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(30)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(31)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(32)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(33)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(34)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(35)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(36)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(37)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(38)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(39)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(40)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(41)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 20, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 20, 2010).*

(a)(42)	Press Release issued by Purchaser on May 21, 2010.*

(a)(43)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 26, 2010.*

(a)(44)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 31, 2010.*

(a)(45)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 2, 2010.*

(a)(46)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 9, 2010.*

(a)(47)	Complaint filed on June 7, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd, 10 CV 4481.

(a)(48)	Alan G. Stevens’ Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(49)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(50)	Alan G. Stevens’ Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(51)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(52)	Declaration of Mark S. Reich in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(a)(53)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 17, 2010.

(b)	None.

(c)	None.

(d)(1)	Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd. and Biwater Holdings Ltd.*

(d)(2)	Tax Indemnity Deed, dated April 26, 2010, between Purchaser and Biwater Holdings Ltd.*

(d)(3)	Pensions Agreement, dated April 26, 2010, among Cascal N.V., Biwater Holdings Ltd. and the Trustees of the Biwater Retirement and Security Scheme.*

(d)(4)	Escrow Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd., HSBC Bank plc, the Trustees of the Biwater Retirement and Security Scheme and The Bank of New York Mellon.*

(d)(5)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(d)(6)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(7)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(8)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(d)(9)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(10)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(11)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(12)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(13)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(14)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(15)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(16)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(17)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(18)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(19)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(20)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(21)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(22)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(23)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(24)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(25)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(26)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(27)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(28)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(29)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(30)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(31)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(32)	Complaint filed on June 7, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd, 10 CV 4481.

(d)(33)	Alan G. Stevens’ Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(34)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(35)	Alan G. Stevens’ Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(36)	Alan G. Stevens’ Memorandum of Law in Support of Plaintiff’s Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for Preliminary Injunction filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(d)(37)	Declaration of Mark S. Reich in Support of Plaintiff’s Motion for Temporary Restraining Order filed on June 17, 2010, in the United States District Court for the Southern District of New York, captioned Alan G. Stevens, Individually and on Behalf of All Others Similarly Situated v. Sembcorp Utilities Pte Ltd., 10 CV 4481.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed